UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 12)

Stratasys Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M85548101

(CUSIP Number)

nano dimension LTD.

2 Ilan Ramon, Ness Ziona,

7403635, Israel

Tomer Pinchas

2 Ilan Ramon, Ness Ziona,

7403635, Israel

972-73-7509142

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. M85548101	13D/A	Page 2 of 7

1	NAME OF REPORTING PERSON

Nano Dimension Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

9,695,015
	8	SHARED VOTING POWER

100
	9	SOLE DISPOSITIVE POWER

9,695,015
	10	SHARED DISPOSITIVE POWER

100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,695,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.02%*
14	TYPE OF REPORTING PERSON

CO

*	Based on 69,136,761 Ordinary Shares outstanding as of September 28, 2023 (as reported by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on September 28 ,2023).

CUSIP No. M85548101	13D/A	Page 3 of 7

1	NAME OF REPORTING PERSON

Nano Dimension NY Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

100
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.000001%*
14	TYPE OF REPORTING PERSON

CO

*	Based on 69,136,761 Ordinary Shares outstanding as of September 28, 2023 (as reported by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on September 28 ,2023).

CUSIP No. M85548101	13D/A	Page 4 of 7

This Amendment No. 12 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2023, as amended by Amendment No. 1 on March 10, 2023, Amendment No. 2 on March 30, 2023, Amendment No. 3 on May 25, 2023, Amendment No. 4 on May 31, 2023, Amendment No. 5 on June 9, 2023, Amendment No. 6 on June 14, 2023, Amendment No. 7 on June 27, 2023, Amendment No. 8 on July 10, 2023, Amendment No. 9 on July 20, 2023,Amendment No. 10 on July 28, 2023 and Amendment No. 11 on August 1, 2023 (as amended, the “Schedule 13D”) by Nano Dimension Ltd., a corporation incorporated under the laws of Israel (the “Company”), and Nano Dimension NY Ltd., a New York corporation and a wholly-owned subsidiary of the Company (the “Subsidiary”), pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended.

Item 1. Security and Issuer.

This item is not being amended by this Schedule 13D/A.

Item 2. Identity and Background.

“Item 2. Identity and Background” of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the following (each, a “Reporting Person” and together the “Reporting Persons”):

(i) the Company; and

(ii) Nano Dimension NY Ltd., a New York corporation and a wholly-owned direct subsidiary of the Company (the “Subsidiary”).

The principal business address of the Reporting Persons is: 2 Ilan Ramon, Ness Ziona 7403635 Israel.

The directors of the Company are Yoav Nissan-Cohen (chairman of the Board of Directors of the Company), Simon Anthony-Fried, Yoav Stern, Oded Gera, Roni Kleinfeld, Christopher J. Moran and Michael X. Garrett. The executive officers of the Company are Yoav Stern (Chief Executive Officer), Tomer Pinchas (Chief Operating Officer), Hanan Gino (Chief Product Officer and Head of Strategic M&A), Zvi Peled (President of Nano Dimension EMEA) and Zivi Nedivi (President), Nick Geddes (Chief Technology Officer) and Yael Sandler (Chief Financial Officer).

The Subsidiary is a corporation that was formed on June 23, 2023 as a wholly owned direct subsidiary of the Company to engage in any lawful act or activity for which corporations may be organized under the New York Business Corporation Law.

The directors of the Subsidiary are Yoav Stern and Zivi Nedivi. The officers of the Subsidiary are Yoav Stern (President), Zivi Nedivi (Secretary) and Yael Sandler (Chief Financial Officer).

Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any individual specified above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, each of the individuals listed above is a citizen of Israel or the United States.

Item 3. Source and Amount of Funds or Other Consideration.

This item is not being amended by this Schedule 13D/A.

CUSIP No. M85548101	13D/A	Page 5 of 7

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On December 23, 2023, the Company submitted to the Stratasys Ltd. (“Stratasys”) board of directors a letter regarding a preliminary indicative non-binding proposal to acquire all the outstanding ordinary shares of Stratasys that it does not currently own for $16.50 per share in cash, with an ability to increase its price subject to due diligence, a copy of which is filed hereto as Exhibit 99.1 and incorporated herein by reference. The proposal is subject to the completion of a satisfactory confirmatory due diligence process and the negotiation and execution of a mutually satisfactory definitive acquisition agreement. There is no guarantee that an acquisition will be completed.

On the same day, the Company issued a press release regarding the same, a copy of which is filed as Exhibit 99.2 and incorporated herein by reference.

CUSIP No. M85548101	13D/A	Page 6 of 7

Item 5. Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of Issuer ordinary shares reported owned by the Reporting Persons is based upon 69,136,761 Issuer ordinary shares outstanding as of September 28, 2023, as reported by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on September 28, 2023.

To the Reporting Persons’ knowledge, the individuals named in Item 2 above do not beneficially own any Issuer ordinary shares.

a.

As of December 22, 2023, the Company beneficially owned 9,695,115 Issuer ordinary shares, including 100 shares owned directly by the Subsidiary, representing approximately 14.02% of the ordinary shares of the Issuer outstanding as of September 28, 2023.

As of December 22, 2023, the Subsidiary beneficially owned 100 ordinary shares of the Issuer, representing less than 0.0000001% of the ordinary shares of the Issuer outstanding as of September 28, 2023.

b.

1.	The Company’s sole power to vote or direct vote: 9,695,015

2.	The Company’s shared power to vote or direct vote: 100

3.	The Company’s sole power to dispose or direct the disposition: 9,695,015

4.	The Company’s shared power to dispose or direct the disposition: 100

5.	The Subsidiary’s sole power to vote or director vote: 0

6.	The Subsidiary’s shared power to vote or direct vote: 100

7.	The Subsidiary’s sole power to dispose or direct the disposition: 0

8.	The Subsidiary’s shared power to dispose or direct the disposition: 100

c.	The have been no transactions in the Issuer’s ordinary shares by the Reporting Persons, or any of the persons named in Item 2 above, during the past sixty days.

d.	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This item is not being amended by this Schedule 13D/A.

Item 7. Material to be Filed as Exhibits.

“Item 7. Material to be Filed as Exhibits” of the Schedule 13D is hereby amended to add the following:

Exhibit
99.1	Letter sent by Nano Dimension Ltd. to Stratasys board of directors on December 23, 2023.
99.2	Press release issued by Nano Dimension Ltd. on December 23, 2023, titled “Nano Dimension Announces Preliminary All Cash Proposal to Acquire Stratasys for $16.50 per share”.

CUSIP No. M85548101	13D/A	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2023

Nano Dimension Ltd.

By:	/s/ Tomer Pinchas
	Name:	Tomer Pinchas
	Title:	Chief Operating Officer

Nano Dimension NY Ltd.

By:	/s/ Tomer Pinchas
	Name:	Tomer Pinchas
	Title:	Chief Operating Officer